Michael B. Edwards
Baldwin & Lyons, Inc.	Assistant Vice President – Financial Reporting

1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800

April 23, 2010

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Baldwin & Lyons, Inc.
         Form 10-K for the year ended December 31, 2008
                                                     File No. 000-05534

Dear Mr. Riedler,

Thank you for your letter dated April 12, 2010 in connection with your review of the above captioned filing. This letter will respond to the question raised in your letter.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 17

Question 1.  We note your response to our prior comment #1 and the revised disclosure you provided as part of your annual report on Form 10-K for the fiscal year ended December 31, 2009.  When drafting risk factor disclosure please refer to Item 503(c) of regulation S-K.  This requires, among other things, that each risk factor be set forth under a sub-caption that adequately describes the risk.  Please revise your future risk factor disclosure accordingly.

Response – We have referred to Item 503(c) of regulation S-K related to our risk factor disclosures.  We will revise our risk factors in our next filing of our Form 10-K to incorporate the guidance in Item 503(c) of regulation S-K.  Our risk factors will be revised and reformatted to have each risk factor be set forth under a sub-caption that adequately describes the risk.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ Michael B. Edwards
Michael B. Edwards
Assistant Vice President – Financial Reporting